CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

3 April 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Total Voting Rights	30/03/2007
REG-Catlin Group Limited Directorate Change	30/03/2007

Yours faithfully,

Pramila Bharj
Enc

REG-Catlin Group Limited Directorate Change
Released: 30/03/2007

RNS Number:0694U
Catlin Group Limited
30 March 2007

30 March 2007

Directorship Change

Following the sale by CMBP II (Cayman) Catlin Ltd and CMBP II Parallel (Cayman) Catlin Ltd ('Cypress') of its remaining shareholding in the Company, the Director appointed to the Catlin Group Limited Board by Cypress, Gene Lee, has resigned with effect 30 March 2007.

The Board wishes to express its gratitude to Mr Lee for his contributions and support over the past five years.

An announcement pursuant to DTR 5.8.12 of the Financial Services Authority's Disclosure and Transparency Rules relating to the disposal by Cypress is expected to be made in due course.

For more information contact:

Media Relations:
James Burcke, Tel: +44 (0)20 7458 5710
Head of Communications, London Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Investor Relations:
William Spurgin, Tel: +44 (0)20 7458 5726
Head of Investor Relations, London Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

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BOAWUUMGWUPMGUU

REG-Catlin Group Limited Total Voting Rights
Released: 30/03/2007

RNS Number:0993U
Catlin Group Limited
30 March 2007

30 March 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 250,053,569 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 2,161,335 Common Shares in respect of its recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc between 20 February 2007 and 26 February 2007, and the issue of 68,545 shares pursuant to the exercise of share options under the Company's Long Term Incentive Plan. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 250,053,569.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

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